PURCHASE COMPANY AGREEMENT

This PURCHASE COMPANY AGREEMENT ("Agreement") is made as of the May 10th, 2024, (the "Signing Date") between iQSTEL Inc. a SEC reporting issuer that is quoted on the OTC Markets (OTCQX: IQST), incorporated under the laws of the State of Nevada, USA, with its principal office at 300 Aragon Avenue, Suite 375, Coral Gables, Florida 33134 ("Buyer"), and Omar Luna, Drivers License Number L500-641-84-201-0, current CEO of LYNK HOLDING LLC and LYNK TELECOM LLC incorporated under the laws of the State of Virginia, with registered office at 8200 Greensboro Dr, Suite 820, Mclean, VA ("Seller") regarding the sale by Seller and the acquisition by Buyer of 51% of the Membership Interest (Capital Stock) of LYNK TELECOM LLC ("The Company”).

RECITALS:

Seller LYNK HOLDING LLC is the registered and beneficial owner of 100% of the Membership Interest (Capital Stock) of LYNK TELECOM LLC (The Company), a Corporation organized and existing under the laws of Virginia.

LYNK HOLDING acquired from VOYCE TELECOM (VOYCE) the whole Business of VOYCE including all the clients, vendors, platforms, Accounts Receivables, Accounts Payable, bank balance, intellectual property (IP), commercial processes among others, software, hardware, platforms, from now on the “Business”. This purchase agreement is in the Exhibit C.

LYNK HOLDING, the parent company of LYNK TELECOM acquired the obligation to pay to the VOYCE TELECOM Shareholders for the acquisition of the “Business”, a debt which details are in Clause 4 below.

LYNK TELECOM (The Company) provides certified business telephony, SMS, connectivity and networking services across various sectors in the US, with 499 Registration number 836818-

Buyer desires to purchase, and Seller desires to sell the 51% of the Membership Interest (Capital Stock) of LYNK TELECOM LLC, pursuant to the terms and provisions of this Agreement.

IN CONSIDERATION of the mutual covenants, agreements, representations, and warranties contained in this Agreement the parties agree as follows:

1.	DEFINITIONS.

Signing Purchase Agreement (Signing Date): Corresponds to the moment in which the Purchase Agreement is signed, which will implicitly mean all acquisition terms are already accepted by Seller and Buyer. Even though the ownership of the 51% of the Membership Interest (Capital Stock) of the Company has not been transferred to Buyer, there is a firm commitment to do so within the terms of this contract. In the same way, from the Signing Date, it will not be possible to sell, alienate, indebt, distribute dividends of the Company, assets or bank accounts, without the express authorization of Buyer. Seller is committed to maintaining the Company in full and complete operability for the normal operations of the business as usual. The parties agree that the Execution Date (Closing Date) will not be later than July 1st, 2024.

Transfer of the 51% of the Membership Interest to Buyer (Closing Date): Corresponds to the moment in which the 51% of the Membership Interest (Capital Stock) of the Company is transferred to the Buyer. This closing date must comply with the conditions at the closing date. The Parties agree that the Closing Date will not be later than July 1st, 2024.

2.	PURCHASE AND SALE.

Subject to terms and conditions of this Agreement and upon the basis of the covenants, representations and warranties of Seller as set forth below, Seller agrees to sell to Buyer and Buyer agrees to purchase from Seller the 51% of the Membership Interest (Capital Stock) of the Company. The Seller and the Buyer have agreed that:

a)	Acquisition Price:

The Purchase Price of the 51% of the Membership Interest (Capital Stock) of the Company is ONE MILLION FIVE HUNDRED THOUSAND DOLLARS (US $1,500,000.00) for the 51% of the

Company, and this amount will be paid by the Seller to the Buyer in 12 consecutive monthly cash payments of One Hundred Twenty Five Thousand Dollars (US$ 125,000.00) each. The Seller agrees to use these funds for the amortization of the payments that it owes to Voyce in relation to the goodwill acquisition contract between Lynk Holding and Voyce.

b)	Investment commitments:

PHASE 1: Once iIQSTEL had paid the $1,500,000 for the acquisition of LYNK TELECOM, and The Company had achieved the business goals defined in the Exhibit D, IQSTELiQSTEL would be willing to lend up (cash in) up to ONE MILLION FIVE HUNDRED THOUSAND DOLLARS (US$

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1,500,000.00) to The Company, in installments of up to One Hundred Thousand Dollars (US$ 100,000.00) per month to be used solely for marketing campaigns, promotion and development of the retail services of The Company, according to a business plan that has to be approved by the LYNK TELECOM’s board of directors. The disbursements of this loan will be subjected to the achievements of the quarterly goals set in the business plan referred above. This retail business plan will have the aim of achieving the objective of generating a minimum of Two Hundred Thousand Dollars (US$ 200,000.00) in Operating Income per month, with intermediate staggered quarterly goals.

PHASE II: Once Phase I is completed, and the business goals in the Exhibit D and in the Phase I have been achieved, Buyer is willing to lend up to LYNK HOLDING up to ONE MILLION FIVE HUNDRED THOUSAND DOLLARS (US$ 1,500,000.00) in at least three stages each of up to Five Hundred Thousand Dollars (US$ 500,000.00) as maximum per year to help accelerate the amortization of the debt LYNK HOLDING has with VOYCE shareholders. These loans would be linked to compliance with the financial statements for fiscal years 2026, 2027, 2028, 2029, 2030. The goals for these years will be defined posteriori by the parties, and approved by the LYNK TELECOM Board of Directors. The payment of this loan will be guaranteed with the portion of dividends that correspond to LYNK HOLDING when LYNK TELECOM makes a dividend distribution.

If as a result of the operation, LYNK TELECOM does not reach the projections in the Exhibit D, and the Business plan for the years 2026, 2027, 2028, 2029, 2030 approved by the Company´s Board of Directors, Buyer may retain the stipulated loan in this Agreement.

If under the leadership of the CEO Omar Luna, LYNK TELECOM surpassed the projections in the

Exhibit D, IQSTEL shall true up the purchase price, and the details will be in the Exhibit F.

The term "Dollars", as used in this Agreement, is defined to be lawful United States currency.

3.	OBLIGATIONS OF LYNK HOLDING WITH VOYCE SHAREHOLDERS

LYNK HOLDING acquired from VOYCE shareholders the revenue generating assets from VOYCE TELECOM, the “Business”, including all revenue generating clients, vendors, platforms, Accounts Receivables, , bank balance, intellectual property, commercial processes among others, software, hardware, platforms, For this transaction LYNK HOLDING will pay NINE MILLION DOLLARS (US$ 9,000,000.00) in 72 recurring monthly installments of One Hundred Twenty Five Thousand Dollars (US$ 125,000.00). During the first 6 months, will have a Ramp Up where the first 3 months the recurring monthly installments will be of Fifty Thousand Dollars (US$ 50,000.00) and the last 3 months, the recurring monthly installments will be of Seventy Five Thousand Dollars (US$ 75,000.00). The first monthly installment payment to the VOYCE shareholders´ debt starts in May 2024. This purchase agreement is in the Exhibit C.

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Once IQSTEL has completed the payment of the acquisition price, and all this these funds have been paid to VOYCE Shareholders, LYNK HOLDING will invoice LYNK TELECOM a monthly fee, for to get the funds to pay to VOYCE Shareholders´ purchase debt, for the same amount of the monthly installment of the debt in reference. LYNK HOLDING must show to LYNK TELECOM the support of the payment of the monthly installments to the VOYCE shareholders´ on a monthly basis.

4.	ASSIGNMENT OF MEMBERSHIP INTEREST.

Subject to the terms of this Agreement, Seller will deliver to Buyer at Closing Date an assignment declaration evidencing the transfer of the 51% of the Membership Interest of the Company, against the first payment of the Purchase Price as detailed in Clause 2 above.

5.	REPRESENTATIONS AND WARRANTIES OF SELLER.

Seller represents and warrant to Buyer as follows, and acknowledge and confirm that Buyer is relying upon such representations and warranties in connection with the purchase of the 51% of the Membership Interest of the Company:

(a)   Incorporation and Share Capital. LYNK TELECOM LLC (The Company) is duly incorporated under the laws of Virginia, is not a public company, is a valid subsisting company in good standing under the laws of Virginia, and has at all times been domiciled in Virginia, for the purpose of all applicable income tax legislation. All LYNK HOLDING and LYNK TELECOM information such as registration certificate, By Laws, financial statements and bank account information is described in Exhibit A.

There are no other members holding any Membership interests in the Company other than the Seller. No person, firm, or corporation other than Buyer has any agreement or option or a right capable of becoming an agreement or option for the purchase, subscription or issuance of any of the issued or unissued Membership Interest of the Company or to direct the voting or disposition of the Membership Interests. There are no members or other agreements affecting the Membership Interest or Seller's ability to transfer such Membership Interest to Buyer.

Seller is the owner, beneficially and of record, of the 100% of the Membership Interest of the Company, free of any liens, encumbrances, security agreements, equities, options, claims, charges and restrictions. Seller has the right and authority to enter into this Agreement on the terms and conditions set forth in it and has full power to transfer the legal and beneficial ownership of the 51% of the Membership Interest of the Company to Buyer without giving notice to, making any filing with, or obtaining the consent or approval of any other person or governmental authority.

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(b)   Legal Requirements. The Company and Seller have each the power to carry on the Business, are duly qualified to carry on business in USA pursuant to 499 Registration 836818 , and hold or will acquire at the sole expenses of the Seller all required licenses, permits, approvals and authorizations for carrying on the Business. The Company has complied with all applicable federal, state or local statutes, laws and regulations affecting the operation of the Business. Seller has the right, power, legal capacity, and authority to enter into, and perform Seller’s obligations under, this Agreement.

The Company is not in default or breach of, and there exists no state of facts which after notice or lapse of time, or both, would constitute a default or breach of, any of the material contracts. All of the material contracts are in good standing.

The consummation of the transactions contemplated by this Agreement will not result in or constitute any of the following: (i) a breach of any term or provision of this Agreement, or of any law, regulation or ordinance; (ii) a default or an event that, with notice or lapse of time or both, would be a default, breach or violation of the articles of Organization or Operating Agreement of the Company or of any lease, license, promissory note, conditional sales contract, commitment, indenture, mortgage, deed of trust or other agreement, instrument or arrangement to which any of Seller or The Company is a party, or by which any of them, or the property of any of them, is bound; (iii) an event that would permit any party to terminate any agreement, or to accelerate the maturity of any indebtedness or other obligation of The Company; or (iv) the creation or imposition of any lien, encumbrance or restriction of any nature in favor of a third party upon or against The Company.

All material transactions of The Company have been promptly and properly recorded or filed in the appropriate books and records.

(c)   Ordinary Course of Business. The Business has been carried on in the ordinary course and the Company has not entered into any material agreements or commitments other than in the ordinary course of the routine affairs of the Business. Without limiting the generality of the foregoing, except in the ordinary course of the routine affairs of the Business or as disclosed in this Agreement, the Company has not: (i) made or authorized any payment to any officers, directors, employees or other persons, including the payment of any personal expenses of Seller, except at the regular rates of salary, bonus or other remuneration payable to them by the Signing Date; (ii) paid or authorized any dividends or other distributions on, or payments in respect of, any of their shares or securities; (iii)

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made any loan or advance to any person; (iv) subjected any of the Assets to any mortgage, deed of trust, lien, pledge, conditional sales contract, security interest, lease, encumbrance or charge; (v) sold, leased or otherwise transferred or disposed of any of the Assets; (vi) modified, amended or terminated any agreement, or waived or released any rights under any agreement; (vii) incurred any debt, obligation or liability of any nature, whether accrued, absolute, contingent or otherwise; (viii) issued or sold, other than to Buyer, any equity or debt security; (ix) made any changes or amendments to the Articles of Organization or Operating Agreement of The Company; or (x) authorized or agreed to do any of the matters described in the preceding clauses (i) through (x).

The Company has not experienced, nor is Seller aware of, any occurrence or event which has had, or might reasonably be expected to have, a materially adverse effect on the financial condition, business, assets or prospects of The Company.

(d)     After the closing the financial control and the Banks, Treasury and the finance of the Company will be managed by the Buyer.

(e)    Claims and Litigation. There is no claim, suit, action, arbitration, governmental inquiry, Tax injunction, consent decree or legal, administrative or other proceeding existing, pending, or threatened against or relating to the Company or to the Company’s financial condition, or to the Business, or any of the Total Assets, nor does Seller knows of, or have reasonable grounds for, believing that there is any basis for any such action, arbitration, proceeding or inquiry,

(f)   Financial Statements. As LYNK HOLDING has acquired the assets of VOYCE TELECOM the “Business”, it is understood that all financial statements of the commercial relations with revenue generating customers and vendors of VOYCE TELECOM are now part of LYNK TELECOM. The Buyer has until the Closing Date to conduct a detail due diligence.

The financial statements of the Company, attached as part of Exhibit A and made a part hereof, are true and correct in every material respect, have been prepared in accordance with generally accepted accounting principles consistently followed by the Company throughout the periods indicated therein, represent fairly the financial position of the Company as of the respective dates of the balance sheets included in the financial statements and the results of its operations for the respective periods indicated, and do not include or omit to state any fact which renders such financial statements misleading. Except as and to the extent shown or provided for in such financial statements, the Company has no liabilities or obligations (whether accrued, absolute, contingent or otherwise) which might be or become a charge against the Assets.

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All financial and other information provided by Seller to Buyer and their representative to date is true and correct in every material respect, and no extraordinary events of any nature have in any way affected such information or the Business. There are no additional sets of books, duplicate sets, "second sets" or other documents or records of the Business kept by Seller or the Company which purport to show the financial status of the Business and that have not been delivered to or inspected by Buyer.

(g)     Taxes and Unemployment Compensation. There are no special charges or levies, taxes, unemployment compensation contributions, penalties or interest that form or might form a charge or encumbrance that may become payable by the Company or Buyer as a result of, or in connection with, any event that has occurred to the Signing Date.

(h)   All Accounts Paid. All account billings which have been received by the Company or Seller for work, labor or materials in connection with the Business have been paid in the ordinary course of the routine affairs of the Business.

(i)  Liabilities. All of the Company ́s liabilities are listed in Exhibit C, along with a list of the payable accounts and their expiration date. It is expressed in Exhibit C the conditions of payment of such liabilities or if so, if there are payment agreements for those liabilities. If there is any liability that is not listed in Exhibit C or that it has not been disclosed or declared by the Seller, such liability shall not be accepted by Buyer as a company liability, provided, that if Seller is not aware of such liability or it is a liability based on the normal operation of the business, this provision would not apply. In the event there is an undisclosed liability, the purchase price shall be proportionally reduced.

(j)  Contractual Arrangements. The Company does not have any contracts, agreements, undertakings or arrangements, whether oral, written or implied, with lessees, licensees, managers, accountants, suppliers, agents, officers, distributors, directors, lawyers, or other third parties, which cannot be terminated on a reasonable period's notice.

(k)   Employment Matters. (i) The Company is in compliance with all federal, state and local laws, ordinances and regulations respecting employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practice. The Company is not, and has never been, a party to any profit sharing, retirement, pension or similar plans, or other deferred compensation plans affecting the Business, except as disclosed on Exhibit A, attached hereto and made a part hereof. The Company is not now, nor has it ever been, a party to any union contract or collective bargaining agreement with any labor union or other association of employees and, to the best of the knowledge of Seller, no attempt has been made to organize or certify the employees of the

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Company as a bargaining unit. The Company is not a party to, nor bound by, any written or oral employment, advisory or consulting agreement other than those terminable at will by The Company. All employment benefits of the Company in place, including without limitation, any insurance plans are disclosed on; (ii) to the knowledge of Seller, the Company has never been fined or otherwise penalized by reason of any failure to comply with the American immigration laws, nor is any such proceeding pending or threatened; (iii) Exhibit A, attached hereto and made a part hereof, contains a list of all employees of the Company, their wages and other remuneration of every kind, including current year vacation pay earned to date, accrued sick leave, and the date and amount of the latest wage increase of each such employee. There has been no hiring of new employees or termination of existing employees, voluntary or otherwise, by the Company since the Inspection Date.

(iv)  The Company has not agreed to nor is required to make any adjustment for any period after the Closing Date. There is no application pending with any governmental body requesting permission for any such change in any accounting method of the Company and the corresponding tax authority in the jurisdiction where the Company operates has not issued in writing any pending proposal regarding any such adjustment or change in accounting method.

(v)  The Company is not a party to any agreement with any third party relating to allocating or sharing the payment of, or liability for, taxes.

(vi)    The sale of the 51% of the Membership Interest and the consumption of the transactions contemplated by this Agreement does not create any tax liabilities for the Company. Seller will perform the rigor consultations with the Tax Agency in order to measure the impact of the sale of the 51% of the Membership Interest of the Company and shall formally notify Buyer by correspondence about the impact. This communication must be part of the Agreement for the Closing Date and shall be signed by both parties.

(l)    Accounts Receivable. The Receivables shown in the books of the Company are good and collectible, except for normal trade accounts which may become uncollectible in the ordinary course of business.

(m)    Banks and Financial Institutions. The names and locations of all banks and other financial institutions at which the Company has any accounts or safety deposit boxes, the numbers of such accounts, and the names of all persons authorized to draw thereon or have access thereto are set forth on Exhibit A, attached hereto and made a part hereof.

(n)    Full Disclosure. None of the representations and warranties made by Seller, or made in any document, Exhibit, certificate, memorandum or in any information of any kind furnished, or to be furnished by Seller, or on Seller's behalf, contains or will contain any false statement of a material fact.

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(o)   Brokers. There are no brokers, salesmen or finders involved in this transaction. If a claim for brokerage commission in connection with this transaction is made by any broker, salesmen or finder claiming to have dealt by, through or on behalf of one of the parties hereto ("Indemnitor"), Indemnitor shall indemnify, defend and hold harmless the other party hereunder ("Indemnitee") and Indemnitee's officers, directors, agents and representatives, from and against any and all liabilities, damages, claims, costs, fees and expenses whatsoever, including reasonable attorneys' and paralegals' fees and costs up through and including all trial and appellate levels with respect to said claim for brokerage. The provisions of this Paragraph shall survive Closing or any cancellation or earlier termination of this Agreement.

(p)    Anti-Corruption. Neither the Company nor any of its officers Members, directors, agents or employees, acting on its behalf has: (i) made or offered to make any illegal payment to any officer or employee of any governmental agency or body, or any employee, customer or supplier of the Company or (ii) accepted or received any unlawful contributions, payments, expenditures or gifts and not proceedings have been filed or commenced alleging any such payments. None of the officers, Members, directors, agents or employees of The Company are a governmental official.

(q)   Intellectual Property. Exhibit C sets forth a complete list of all Intellectual Property (IP) Rights used, held for use or owned by The Company (the "Intellectual Property") and a true correct and complete list of all designs, manufacturing, pictures, licenses, software, platforms, data, back up or similar agreements or arrangements to which the Company is a party, either as licensee or licensor with respect to the Intellectual Property. The Company is the sole and exclusive owner of all of the Intellectual Property of each one. Neither The Company nor Seller has knowledge of not received notice of any claim or basis for a claim against it that any of its operations, activities, products or publications infringes on any Intellectual Property right or other property right of a third party, or that it is illegally otherwise using the trade secrets or any property rights of other. The Company owns all right, title and interest to any custom or proprietary software and telecommunications programs used in the conduct of its property rights of any third party. The Company uses all of its software for its intended use and complies with applicable law. The Company has no obligation to refund any fees for any products or services sold to any third party.

(r)    Business Continuity. None of the software, computer hardware (whether general or special purpose) and other similar or related items of automated, computerized and/or software systems and any other similar or related items of automated, computerized and/or software systems and any other

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networks or systems and related services that are used by or relied on by The Company in the conduct of its businesses (collectively, the "Systems") have experienced bugs, failures, breakdowns or continued substandard performance in the past twelve (12) months that has caused or reasonably could be expected to cause a materially adverse effect to the Business and all of them are third party owned and operated.

6.	COVENANTS OF SELLER.

(a)   Financial and Other Information. Seller covenant that Seller will do or will cause to be done the following: (i) make available to Buyer as soon as practicable, all books, accounts, records and other financial and accounting data of the Company; (ii) make available to counsel for Buyer as soon as practicable, all charter documents, minute books and other corporate records and all documents of title and related records of the Company and (iii) Buyer will open a new bank account for the Company.

(b)    Operating Agreement Seller covenant that they will procure the amendment, modification or change, at the expense of the Company, the Operating Agreement of the Company in case it is necessary or required to adopt and incorporate the terms of this Agreement. A copy of the current Operating Agreement of the Company is enclosed in Exhibit A

(c)   Ordinary Course of Business. Seller will ensure that to the Closing Date, the Company will: (i) conduct the Business only in the ordinary course; (ii) make no increase in the compensation payable to, or agreements with, any employee or agent by which Buyer or the Company is bound; (iii) not make any commitment on behalf of Buyer or the Company by which Buyer or the Company is bound to any third party, including, without limitation, a commitment to hire any person as an employee; (iv) use Seller's best efforts to keep the business organization of the Company intact, and to keep available to the Company the services of the present employees, and to preserve for the Company the goodwill of the Business, suppliers, customers and dealers, and others with which Seller and the Company have business relations; (v) Omar Luna will continue as CEO of The Company; (vi) make no announcement or disclosure of the prospective purchase and sale contemplated by this Agreement without consultation and coordination of such announcement with Buyer; (vii) Seller, while remaining as CEO of the Company, shall continue to have complete and unrestricted power and authority to hire, fire, retained or suspend any person as employee or independent contractor, and to assign, increase, decrease the salary, wages, or any other compensation or bonuses to such employees or independent contractors of the Company, provided that such transaction is in the ordinary course of business and customary for the Company and in the Company’s best interest, and (viii) the Treasury of the Company will be managed by Buyer. All parties will use their best efforts to attain a favorable public relations posture and response in the community, and to retain the goodwill of the Business pending, during and after closing.

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(d)   Litigation. Seller will be fully responsible for all losses, damages, expenses, liabilities, attorneys' fees, claims or demands whatsoever suffered or incurred by Buyer or the Company as a result of any litigation or threatened litigation arising from matters that occur on or before the Closing Date, provided, however, that Seller shall not be responsible for any losses, damages, expenses, liabilities, attorneys' fees, claims or demands arising out of the ordinary course of business of the Company or that have been disclosed to Buyer in this Agreement.

(e)   Any regulatory issue that arises as a consequence of cruised traffic prior to the “Closing Date”, will be of the sole responsibility of LYNK HOLDING and in any case of the VOYCE Shareholders. Buyer may reserve the right to withhold part of the contributions to face litigation and regulatory issues.

(f)   The Company Records and Minute Books. On the Closing Date: (i) the minute books of the Company will contain accurate and complete minutes of all meetings and proceedings of the directors, any committee appointed by the directors, and of the Members of the Company since the date of its incorporation, and all waivers, notices and other documents required by law to be contained in such books; (ii) all resolutions contained in the minute books will have been duly passed and all meetings referred to above duly called and held; (iii) the records of the Company concerning Membership Interest certificates, if any, and membership Interest registers, if any, will be complete and accurate; and (iv) the Company will be in good standing under the laws of the State of Texas and will have passed all resolutions necessary to approve and effect the transaction contemplated by this Agreement.

(g)   Goodwill. Seller agrees to do everything within Seller's ability to protect the ongoing goodwill of the Company and the Business both before and after the Closing Date.

(h)   Consents. Seller will diligently take all reasonable steps required to assure that the Company’s licenses are not affected by the sale of the 51 % of the Membership Interest to Buyer. In addition, Seller will diligently take all reasonable steps required to obtain, prior to the Closing Date, all consents to the assignment, transfer, conveyance or other disposition to Buyer where such a consent is required. Buyer will use its best efforts to assist in the obtaining of all such consents.

(i)   Further Assurances. After the Closing Date, Seller will, at the expense of Buyer, execute and do all such further deeds, acts, things and assurances that may be requisite in the opinion of counsel for Buyer for more perfectly and absolutely assigning, transferring, assuring to and vesting in Buyer title

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to the Assets, save and except for liens and encumbrances securing the assumed debt, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, equities or other claims of every nature and kind whatsoever, except as disclosed in this Agreement and its Exhibits, and for carrying out the intention of, or facilitating the performance of, the terms of this Agreement.

(j)  Distributions. The Seller will not do any cash distributions, nor any other kind, before closing date for purpose of dividends

(k)    Seller's Release. Seller for Seller, Seller’s heirs, successors and assigns, releases and forever discharges the Company and all of its affiliates, and its respective successors and assigns, of and from all claims and causes of action known or unknown, accrued or un-accrued, that Seller has or may have against any of them including, without limitation, all claims for past wages and all claims for compensatory, exemplary or punitive damages for any cause arising on, or prior to, the Closing Date.

(l)    Non-Solicitation Clause. The Seller agrees that, while working for the Company as CEO, respectively and for one year following the resignation, termination or departure from such position, for any reason, such Seller will not directly or indirectly solicit business that directly compete with the voice business of the Company from any person or entity that was the Company’s clients or customers during the time such Seller was an employee of the Company. Seller further agree that they will not assist others in such solicitation or client acceptance. The failure to comply with this disposition will give rise to Buyer to demand a compensation equivalent to the actual damages suffered by the Company, not to exceed twice the lesser of amount paid to Seller for the Purchase Price.

(m)   Certificate of Closing. Seller agrees to provide Buyer, on the Closing Date, with a certificate dated the Closing Date certifying that all representations and warranties contained in this Agreement are true and correct as of the Closing Date, and that Seller has performed and complied with all agreements, warrants and conditions required by this Agreement to be performed or complied with by Seller ("Closing Certificate”).

7.	MANAGEMENT AGREEMENT

Once this Purchase Agreement is signed by the Parties, the actual manager of the Company, Omar Luna as CEO will each enter into a 3-year Employment Agreement, that will be discussed and executed before the closing date, renewable for a 2-year period to guarantee the operational continuity of the Company and the implementation of a business plan that will lead the Company into a productive company with positive net income as established in this document. The Omar Luna employment agreement will be included in the Exhibit E. The Company Board of Directors could review this at any time.

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The Company shall have a Board of Directors composed of 3 Members: 2 of the Members shall be appointed by Buyer and 1 of the Members shall be appointed by Seller. The position of President and Secretary will be reserved for Buyer.

The Board of Directors will be appointed as follows:

President/Chairman: Mr. Leandro Jose Iglesias Conde

Secretary: Mr. Alvaro Quintana Cardona

Member of the Board: Mr. Omar Luna

All the decisions of the Board of Directors will be taken by simple majority rule.

The compensation of the management and employees is on the Exhibit B

8.	MEMBERS AGREEMENT

The Buyer agrees that Seller shall be allowed to withdraw from the Company’s accounts the accumulated dividends Seller would have paid themselves in their ordinary course of the manner in which they managed the business prior to the execution of this Agreement without affecting the operation of the business.

It shall be required the approval of the Members holding 100% of the membership Interest in the Company to require additional capital contributions from Members and amend the Operating Agreement, to sell any assets of the Company or to acquire or enter into any loans or financial obligations with third parties.

Should the majority of the Members holding more than 50% of the membership Interest in the Company (“Selling Members”) desire to sell or transfer their Membership Interest, they must first give the option to the remaining Members to purchase or acquire such interest under the same terms and conditions as contracted with the third party buyer; if the remaining Members do not wish to acquire the interest as provided herein, the Selling Members must procure that the remaining Members have the right to join in the transaction and sell their minority interest in The Company under the same terms as the Selling Members are transferring their interest. 10-day terms are deemed reasonable each time a response by the remaining members is required pursuant to this paragraph.

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Should any Member desire to sell or transfer all or part of her/his/its Membership Interest in the Company (“Transacting Member”), such Transacting Member must first give the option to the remaining Members of the Company to purchase or acquire such interest under the terms and conditions provided by such Transacting Member, prorated based on the percentage of membership interest held by the remaining Members desiring to purchase or acquire such interest; if none of the remaining Members wish to purchase or acquire the interest as provided herein, the Transacting Member may proceed with the transfer to a third party buyer under the same terms and conditions as offered to the remaining Members; the terms negotiated with the third party buyer can not differ by 1% or more, the Transacting Member must offer the membership interest again to the remaining Members under such new terms and conditions, and the procedure provided herein shall be follow each time. 10-day terms are deemed reasonable each time a response by the remaining members is required pursuant to this paragraph.

In case of IQSTEL Inc. files for bankruptcy protection, Seller will have the right to repurchase from Buyer the percentage of the Membership Interests (Capital Stock) of the Company sold under this Agreement at One Dollar (US$ 1.00) per each one percent (1%). This right will expire on December 31, 2026.

9.	SURVIVAL OF REPRESENTATIONS.

The representations, warranties, covenants and agreements by Seller in this Agreement and its Exhibits, or documents delivered pursuant to the provisions of this Agreement or in connection with the transactions contemplated by it will be true at and as of the Closing Date as though made at that time. Notwithstanding any investigations or inquiries made by Buyer prior to the Closing Date or the waiver of any conditions, the representations, warranties, covenants and agreements of Seller will survive the Closing Date and, notwithstanding the closing of the transaction of purchase and sale provided for in this Agreement, will continue in full force and effect.

10.	INDEMNITY.

Seller agree to reimburse Buyer and to indemnify and hold Buyer harmless from and against any and all losses, damages, expenses, liabilities, claims or demands whatsoever suffered or incurred by Buyer or the Company resulting or arising from: (a) any breach of, or misrepresentation in, the representations, warranties and covenants of Seller contained in this Agreement and its Exhibits or in the documents delivered pursuant to the provisions of this Agreement or in connection with the transactions contemplated by this Agreement; and (b) any and all liabilities and obligations whatsoever whether accrued, absolute, contingent or otherwise, relating to the operation of the

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Business prior to the Closing Date provided, however, that Seller shall not be responsible or liable to Buyer or The Company for any losses, damages, expenses, liabilities, attorneys' fees, claims or demands arising out of the ordinary course of business of the Company or that have been disclosed to Buyer in this Agreement.

11.	TERMINATION CONDITIONS.

Once this Acquisition Agreement is signed, Seller are obliged to sell and Buyer agrees to buy, and can only terminate this agreement if:

(a)	Buyer or the Company is economically unviable, or is declared bankrupt.

(b)  If during the Due Diligence prior to closing or file 8-K and/or 8-K amendment, or while the twelve months after the Closing Date, some information is detected that causes a material impact on the Company valuation or that implies a violation of a US law, or that the Closing Date is delayed without logical reason, in which case Buyer or Seller may terminate the acquisition of Membership interest and additional assets of the Company, and demand the return of the amounts paid until then, if so those amounts must be paid within a maximum period of 30 days.

(c)   If the Parties mutually agree at any time to terminate the acquisition process before the Closing Date. In this event, Seller must return to Buyer the amounts received up to that moment, within a maximum period of 30 days.

(d)   If the parties do not reach an agreement about the employeement agreement of the CEO Omar Luna, before the Closing.

(e)	If the Buyer does not get approval for this acquisition of its Board of Directors.

12.	CONDITIONS PRECEDENT TO CLOSING.

The completion of the transaction contemplated by this Agreement is subject to: (a) Buyer obtaining approval to proceed from its Board of Directors, and any necessary third-party consents, if the Buyer will not obtain its Board of Directors approval, this is a termination cause, and the seller will not have any right of indemnification; (b) satisfactory completion of a Due Diligence review, by Buyer (including review of the financial statements and the other reports or audits referred to in this Agreement) within thirty (30) days from the date of the beginning of the Due Diligence as declared solely by the Buyer (Each Party pays for own expenses). These provisions or any of them may be removed by Buyer and are solely for its benefit. If the conditions are not satisfied and Buyer terminates this Agreement, then the Deposit, plus interest, if any, shall be returned to Buyer.

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After execution of this Agreement, the Seller acknowledge the Company does not owe Seller any debts, account payables or any liability, including any receivable the Company may have with the Seller.

The Company will be delivered with normal levels of working capital, defined as current assets (except cash) minus current liabilities forecasted for the following 12 months, based on average levels of working capital for the 3 months preceding the closing. At the closing date, the Company shall have enough funds in its bank accounts to cover the normal operation of the business as the Seller would have kept them prior to closing after withdrawing the dividends as provided in Section 9 of this agreement.

The Company has prepared all accounting information in accordance with SEC standards in such manner that the Audit and/or Due Diligence may be performed within 30 days after, or before of the Closing Date.

13.	CLOSING DOCUMENTS.

(a) Delivery of Closing Documents by Seller. On the Closing Date, Seller will deliver to Buyer or its counsel the following, in form and substance satisfactory to Buyer and its counsel: (i) the originals of the assignment declarations to effect the transfer of 51% of the Membership Interests (Capital Stock) of the Company to the Buyer, duly signed by the Seller; (ii) the combined duly signed Membership Interest register and beneficial owner register of the Company, if any, evidencing the Buyer’s entry as the holder of 51% of the Membership Interest (Capital Stock) with full voting rights and the beneficial owners in original form; (iii) a resolution of the Board of the Directors of The Company by which the sale and transfer of 51% of the Membership Interest is approved and pursuant to which the Buyer is entered into the Membership Interest register of the Company as the owner of 51% of the Membership Interest, in original form; (iv) the minutes of the meetings of the Board of Directors and the Annual Members Meeting of The Company of the last three years (if available); (v) the Closing Certificate; (vi) certificate of good standing of The Company issued by the Commercial Registry Office; (vii) the Employment Agreements; and (viii) all other documents, acts, things and assurances as may be required in the reasonable opinion of the attorneys for Buyer for insuring that all of the transactions contemplated by this Agreement are carried out to the fullest extent possible.

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14.	CLOSING AND GENERAL.

(a)    Closing Conditions. In order to complete the Closing, the Due Diligence must have been terminated; and if necessary, an audit and a detail Due Diligence shall be performed under the applicable rules and regulations of the Securities and Exchange Commission and the Public Company Accounting Oversight Board (PCAOB) must have been completed and Buyer must have the corresponding 8-K file and the corresponding 8-K amendment if need ready to file. When the transfer of the Membership Interest of The Company is completed, the Buyer will release the respective payments.

(b)   Date and Time of Closing. Subject to the terms and conditions of this Agreement, the purchase and sale of the 51% of the Membership Interests (Capital Stock) of The Company will be completed at a closing date (the "Closing") to be held at 10:00 a.m. local time, time and date as will be agreed upon in writing between the parties or their respective attorneys.

(c)	Place of Closing Date. The Closing will take place at Miami, Florida.

(d)  Communications. All communications required to be given will be in writing and will be deemed to have been properly given if transmitted by E-Mail or delivered to the address of the party directly by U.S. Mail or Federal Express or other nationally recognized overnight courier service, and will be deemed to have been received, upon the date of delivery or transmission. Such communications will be sent to the following addresses:

SELLER:

Omar Luna

LYNK HOLDINGS, LLC

8200 Greensboro Dr, Suite 820,

Mclean, VA 22102 Omar.luna@Lynktel.net

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BUYER:

IQSTEL Inc.

Represented by:

Leandro Jose Iglesias Conde

300 Aragon Ave, Suite 375

Coral Gables FL. 33134

E-Mail: ceo@iQSTEL.com CC: alvaroquintana@iQSTEL.com

(e)  Applicable Law. This Agreement will be deemed to be a contract made under the laws of the State of Florida and for all purposes will be governed by and interpreted in accordance with the laws prevailing in the State of Florida, without regard to principles of conflict of laws. Venue shall be state and federal courts located in Florida. The Company and this agreement has to fulfilment all the laws and regulations of the publicly listed companies in US.

(f)  Inurement. This Agreement will inure to the benefit of and be binding upon the parties, their heirs, administrators, successors and assigns.

(g)   Counterparts. This Agreement may be executed in several counterparts, each of which when so executed will be deemed to be an original and which will together constitute the one and the same agreement; and it will not be necessary in proving this Agreement to produce or to prove more than one such counterpart.

(h)    Severability. If a court of competent jurisdiction should find any term or provision of this Agreement to be unenforceable and invalid by reason of being overly broad, the parties agree that the court shall limit the scope or duration of such provision to the maximum enforceable scope or duration allowed by law. Any term or provision deemed by a court of competent jurisdiction to be unenforceable and invalid for any other reason shall be severed from this Agreement, and the remainder of this Agreement shall continue in full force and effect.

(i)  Legal Fees and Costs. In the event of any disputes or controversies arising from the Agreement or its interpretation, the prevailing party shall be entitled to recover its attorneys' and paralegals' fees and costs from the non-prevailing party, up through and including all trial, appellate and post- judgment proceedings. Each Party will pay its own fees and expenses (including legal, accounting, investment banking and financial advisory fees and expenses) incurred in connection with the negotiation and execution of this Agreement.

(j)  Confidentiality. The parties agree that from and after the date of this Agreement, none of the terms and conditions of this Agreement or any other agreement entered into by the parties or their affiliates, will be disclosed to any third party other than attorneys, accountants, Buyer's lender and other professionals advising the parties in connection with the contemplated transaction, without the prior

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written consent of the other party. The parties further agree that any information exchanged in connection with the transaction contemplated by this Agreement is proprietary to the disclosing party, and confidential in nature and it will be treated as such by the receiving party unless such information is or becomes a matter of public record.

(k)  Relation to Previous Agreements. This Agreement (including its appendices) constitutes the entire understanding and agreement between the Parties and supersedes and merges all prior agreements, promises, understandings, statements, representations, warranties, indemnities and covenants, whether written or oral with respect to the subject matter hereof.

(l)   Entire Agreement. This Agreement, including the Exhibits and any other documents referred to herein, constitutes the entire agreement and understanding among the Parties with respect to the subject matter hereof, and shall supersede all prior oral and written agreements, understandings or undertakings of the Parties.

(m)   No Assignment. Neither Party shall assign this Agreement or any rights, claims, obligations or duties under this Agreement without the prior written consent of the other Parties.

(n)   Tax Gross-Up. All payments to be made by the Buyer to the Seller shall be made free and clear of and without deduction, unless the tax deduction is required by law. If a tax deduction is required by law to be made by the Buyer, the amount of the payment due from that Party shall be increased to an amount which (after making any tax deduction) leaves an amount equal to the payment which would have been due if no tax deduction had been required.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

SELLER

/s/ Omar Luna

Lynk Holdings LLC

CEO: Omar Luna

BUYER

/s/ Leandro Jose Iglesias Conde

iQSTEL Inc.

CEO: Leandro Jose Iglesias Conde

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LIST OF EXHIBITS

EXHIBIT A: COMPANY INFORMATION

A.1.	By Laws and Registration Certificate of LYNK HOLDING
A.2.	By Laws and Registration Certificate of LYNK TELECOM LTD
A.3.	By Laws and Registration Certificate of VOYCE TELECOM
A.4.	Bank Account Information

EXHIBIT B: 499 Registration of LYNK TELECOM

EXHIBIT C: Purchase Agreement of LYNK HOLDINGS to VOYCE TELECOM Shareholders EXHIBIT D: LYNK TELECOM Projections

EXHIBIT E: Employment agreement Omar Luna (CEO Lynk Telecom) EXHIBIT F: Over performance of the Business Forecast, True Up EXHIBIT G: IQSTEL Board Consent for this acquisition

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